SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-102)
INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. ___)*
DEERFIELD CAPITAL CORP.

(Name of Issuer)
Common Shares, $0.001 par value per share

(Title of Class of Securities)
244331302

(CUSIP Number)
Commercial Industrial Finance Corp.
Attention: Peter Gleysteen
250 Park Avenue, 5th Floor
New York, New York 10177
(212) 624-1201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 21, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	244331302	13D	Page	2	of	27 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Commercial Industrial Finance Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,290,317

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,290,317

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,290,317**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
** See Item 4 of this Schedule 13D.

CUSIP No.	244331302	13D	Page	3	of	27 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) CIFC Parent Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,290,317

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,290,317

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,290,317**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
** See Item 4 of this Schedule 13D.

CUSIP No.	244331302	13D	Page	4	of	27 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Charlesbank CIFC Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,290,317

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,290,317

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,290,317**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
** See Item 4 of this Schedule 13D.

CUSIP No.	244331302	13D	Page	5	of	27 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Charlesbank Equity Fund V, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	7	SOLE VOTING POWER

NUMBER OF		4,290,317

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,290,317

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,290,317**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
** See Item 4 of this Schedule 13D.

CUSIP No.	244331302	13D	Page	6	of	27 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Charlesbank Equity Fund VI, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	7	SOLE VOTING POWER

NUMBER OF		4,290,317

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,290,317

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,290,317**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
** See Item 4 of this Schedule 13D.

CUSIP No.	244331302	13D	Page	7	of	27 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) CB Offshore Equity Fund VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		4,290,317

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,290,317

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,290,317**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
** See Item 4 of this Schedule 13D.

CUSIP No.	244331302	13D	Page	8	of	27 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Charlesbank Coinvestment Partners, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	7	SOLE VOTING POWER

NUMBER OF		4,290,317

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,290,317

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,290,317**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
** See Item 4 of this Schedule 13D.

CUSIP No.	244331302	13D	Page	9	of	27 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Charlesbank Equity Coinvestment Fund VI, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	7	SOLE VOTING POWER

NUMBER OF		4,290,317

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,290,317

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,290,317**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
** See Item 4 of this Schedule 13D.

CUSIP No.	244331302	13D	Page	10	of	27 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Charlesbank Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	7	SOLE VOTING POWER

NUMBER OF		4,290,317

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,290,317

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,290,317**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
** See Item 4 of this Schedule 13D.

CUSIP No.	244331302	13D	Page	11	of	27 Pages
ITEM 1. SECURITY AND ISSUER.
This Statement on Schedule 13D relates to shares of common stock, $0.001 par value per share (the “Shares”) of Deerfield Capital Corp., (the “Issuer”), a Maryland corporation. The address of the Issuer’s principal executive office is 6250 North River Road, 12th Floor, Rosemont, Illinois 60018.
ITEM 2. IDENTITY AND BACKGROUND.
Item 2 (a) — (c). This statement is being filed by the following persons:
(i)	Commercial Industrial Finance Corp., a Delaware corporation (“CIFC”);

(ii)	CIFC Parent Holdings LLC, a Delaware limited liability company (“CIFC Parent”);

(iii)	Charlesbank CIFC Holdings, LLC, a Delaware limited liability company (“CB CIFC Holdings”);

(iv)	Charlesbank Equity Fund V, Limited Partnership, a Massachusetts limited partnership (“CB V”)

(v)	Charlesbank Equity Fund VI, Limited Partnership, a Massachusetts limited partnership (“CB VI”);

(vi)	CB Offshore Equity Fund VI, L.P., a Cayman Islands exempt limited partnership (“CB Offshore”);

(vii)	Charlesbank Coinvestment Partners, Limited Partnership, a Massachusetts limited partnership (“CB Coinvestment Partners”);

(viii)	Charlesbank Equity Coinvestment Fund VI, Limited Partnership, a Massachusetts limited partnership (“CB Coinvestment VI” and, together with CB V, CB VI, CB Offshore and CB Coinvestment Partners, the “CB Funds”); and

(ix)	Charlesbank Capital Partners, LLC, a Massachusetts limited liability company (“CB GP”).
CIFC, CIFC Parent, CB CIFC Holdings, each of the CB Funds and CB GP are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”
CIFC is principally engaged in the business of providing corporate credit asset management services. The executive officers of CIFC are Peter Gleysteen, the President and Chief Executive Officer, and Robert Milton, the Secretary. The directors of CIFC are Peter Gleysteen (Chairman), Michael Eisenson, Tim Palmer, William Park and Frank Puleo. The business address and principal executive offices of CIFC and its executive officers and directors are c/o CIFC Parent Holdings LLC, 250 Park Avenue, 5th Floor, New York, New York 10177.
CIFC Parent is the sole stockholder of CIFC and its principal business is to act as the holding company for CIFC. The business address and principal executive offices of CIFC Parent are 250 Park Avenue, 5th Floor, New York, New York 10177.
CB CIFC Holdings, each of the CB Funds and CB GP (collectively, “Charlesbank”) are all principally engaged in the business of investing in securities. The business address and principal executive offices of Charlesbank are c/o Charlesbank Capital Partners LLC, John Hancock Tower, 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116.
Beneficial ownership of the Shares is being reported hereunder solely because each of the Reporting Persons may be deemed to have beneficial ownership of such Shares as a result of the Voting Agreement (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission of any of the Reporting Persons that such Reporting Person is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
Item 2 (d) — (e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 2 (f). Each natural person identified in this Item 2 is a citizen of the United States.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
To induce CIFC to enter into the Merger Agreement (as defined below), on December 21, 2010, CIFC and Bounty Investments, LLC, a Delaware limited liability company (“Bounty”), entered into a Voting Agreement (the “Voting Agreement”) with respect to the

CUSIP No.	244331302	13D	Page	12	of	27 Pages
Shares beneficially owned by Bounty. As of December 21, 2010, Bounty collectively owned 8,677,686 Shares, or approximately 57.3% of the outstanding Shares. As described in response to Item 4, the Shares beneficially owned by Bounty have not been purchased by any Reporting Person, and thus no funds were used for such purpose. No Reporting Person paid any monetary consideration to Bounty in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see Item 4 below, which description is incorporated by reference into this Item 3.
ITEM 4. PURPOSE OF TRANSACTION.
The Merger Agreement
On December 21, 2010, Deerfield Capital Corp. (the “Issuer”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CIFC, CIFC Parent, the sole stockholder of CIFC, Bulls I Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of the Issuer (“First MergerSub”) and Bulls II Acquisition LLC, a Delaware limited liability company and direct wholly-owned subsidiary of the Issuer (“Second MergerSub”). Pursuant to the Merger Agreement, First MergerSub will merge with and into CIFC (the “First Step Merger”), with CIFC continuing as the surviving corporation (the “Intermediate Surviving Entity”), followed by a merger of the Intermediate Surviving Entity with and into Second MergerSub (the “Second Step Merger” and, together with the First Step Merger, the “Merger”), with Second MergerSub continuing as the surviving entity (the “Final Surviving Entity”). Following the Merger, the Final Surviving Entity will be a wholly-owned subsidiary of the Issuer. As consideration for the Merger, CIFC Parent will receive (i) 9,090,909 shares (the “Stock Consideration”) of newly-issued common stock, $0.001 par value per share, of the Issuer, (ii) payments totaling $7,500,000 in cash payable in three equal installments of $2,500,000 (subject to certain adjustments) on the closing date of the Merger (the “Closing Date”) and on the first and second anniversaries of the Closing Date, and (iii) the first $15,000,000 of incentive fees received by the Issuer from collateralized loan obligations currently managed by CIFC and 50% of any such additional incentive fees received by the Issuer over the next ten years.
The closing of the transactions contemplated by the Merger Agreement is subject to several conditions, including the approval by the Issuer’s stockholders holding a majority of all the issued and outstanding Shares of (i) the Merger Agreement and transactions contemplated therein, including issuance of the Stock Consideration, (ii) the Amended and Restated Stockholders Agreement substantially in the form attached as Exhibit A to the Merger Agreement (the “Stockholders Agreement”) and transactions contemplated therein and (iii) the Articles of Amendment, substantially in the from attached as Exhibit F to the Merger Agreement, to amend the Company’s charter (the “Charter Amendment”) (collectively the “Submitted Proposals”). Additional closing conditions include (i) the absence of certain governmental constraints, (ii) the absence of a material adverse effect on the business of CIFC or the Issuer, (iii) the procurement of certain consents by CIFC and the Issuer, respectively, (iv) subject to certain materiality exceptions, the accuracy of the representations and warranties made by CIFC and the Issuer, respectively, and compliance by CIFC and the Issuer with their respective obligations under the Merger Agreement, and (v) other customary conditions.
The Voting Agreement
In connection with the Merger Agreement and the transactions contemplated thereby, Bounty and CIFC entered into the Voting Agreement. Pursuant to the Voting Agreement, at any meeting of the stockholders of the Issuer, or in connection with any written consent of the stockholders of the Issuer, Bounty must vote up to 39% of the issued and outstanding capital stock of the Issuer in favor of the Submitted Proposals and against any alternative proposals regarding the sale of the Issuer or actions expected to prevent the fulfillment of any of the conditions to the Issuer or any of Bounty’s obligations under the Merger Agreement. The Voting Agreement also provides that, except under certain limited circumstances, Bounty will not sell, assign, transfer or otherwise dispose of or encumber any of its Shares owned as of December 21, 2010 or acquired thereafter. The Voting Agreement terminates upon the earlier of (i) the valid termination of the Merger Agreement, or (ii) the effective time of the First Step Merger. The purpose of the transactions contemplated by the Voting Agreement is to support the consummation of the transactions contemplated under the Merger Agreement.
In connection with the Merger Agreement and the transactions contemplated thereby, the Issuer will file the Charter Amendment, such that, among other things the Board will cease to be classified and the Issuer will be prohibited from creating a classified Board. Upon the consummation of the Merger, pursuant to the Stockholders Agreement, the Final Surviving Entity’s Board of Directors will be increased by two directors so that the Board will consist of eleven directors, comprised of (i) three directors designated by each of Bounty and CIFC Parent, (ii) three directors nominated by the nominating committee of the board of directors of the Issuer and who must qualify as independent directors pursuant to the Issuer’s corporate governance guidelines and applicable NASDAQ rules and must also be independent from Bounty and CIFC Parent under applicable state law, (iii) one director being the Issuer’s then-serving chief executive officer, who will be Peter Gleysteen following completion of the Merger, and (iv) Jonathan Trutter, who is the current

CUSIP No.	244331302	13D	Page	13	of	27 Pages
chief executive officer of the Issuer, provided that any director replacing Mr. Trutter as a director will have to be nominated by the nominating committee of the board of directors and meet the same independence standards as the other independent directors of the Issuer.
The foregoing descriptions of the Merger Agreement, the Voting Agreement and the Stockholders Agreement are not complete and are qualified in their entirety by the terms of each such document, which are attached hereto as Exhibit 2, Exhibit 3 and Exhibit 4, respectively, and are incorporated herein by reference. CIFC takes no responsibility for any filings made by the Issuer or the completeness or accuracy of any information contained therein.
Except as set forth herein, CIFC does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
Item 5 (a). As a result of the Voting Agreement, each of the Reporting Persons may be deemed for the purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own 4,290,317 Shares representing approximately 39% of the outstanding Shares of the Issuer based on 11,000,812 Shares outstanding as of December 21, 2010, as represented by the Issuer in the Merger Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission of any of the Reporting Persons that such Reporting Person is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the knowledge of each of the Reporting Persons, none of the directors or executive officers of CIFC, is the beneficial owner of any Shares.
Item 5 (b). None of the Reporting Persons is entitled to any rights of a stockholder of the Issuer as to any Shares. Except to the extent that any Reporting Person may be deemed to by virtue of the Voting Agreement, no Reporting Person has the sole or shared power to vote or to direct the vote or the sole or shared power to dispose or to direct any of the Shares.
Item 5 (c). Except for the execution and delivery of the Merger Agreement and the Voting Agreement, none of the Reporting Persons, and, to the knowledge of each of the Reporting Persons, none of the directors or executive officers of CIFC, has effected any transaction in the Shares in the last 60 days.
Item 5 (d). None of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares owned by Bounty and reported by this statement, and to the knowledge of each of the Reporting Persons, Bounty has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares owned by Bounty and reported by this statement.
Item 5 (e). Not Applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

2	Agreement and Plan of Merger, dated as of December 21, 2010, by and between the Issuer and CIFC Parent (incorporated by reference to Exhibit No. 2.1 to the Issuer’s Current Report on Form 8-K filed on December 22, 2010).

3	Voting Agreement, by and between CIFC and Bounty, dated December 21, 2010.

4	Form of Amended and Restated Stockholders Agreement by and among Issuer, CIFC Parent and Bounty (incorporated by reference to Exhibit No. 10.1 to the Issuer’s Current Report on Form 8-K filed on December 22, 2010).

CUSIP No.	244331302	13D	Page	14	of	27 Pages

Exhibit	Description
5	List of Members of Group.

CUSIP No.	244331302	13D	Page	15	of	27 Pages
SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: January 18, 2011

COMMERCIAL INDUSTRIAL FINANCE CORP.
By:	/s/ Peter Gleysteen
	Name:	Peter Gleysteen
	Title:	Chief Executive Officer

CIFC PARENT HOLDINGS LLC
By:	/s/ Peter Gleysteen
	Name:	Peter Gleysteen
	Title:	Chief Executive Officer

CHARLESBANK CIFC HOLDINGS, LLC By: Charlesbank Equity Fund V, Limited Partnership, its Managing Member

By: Charlesbank Equity Fund V GP, Limited Partnership, its General Partner

By: Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Tami E. Nason
	Name:	Tami E. Nason
	Title:	Senior Vice President and General Counsel

CHARLESBANK EQUITY FUND V, LIMITED PARTNERSHIP By: Charlesbank Equity Fund V GP, Limited Partnership, its General Partner

By: Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Tami E. Nason
	Name:	Tami E. Nason
	Title:	Senior Vice President and General Counsel

CUSIP No.	244331302	13D	Page	16	of	27 Pages

CHARLESBANK EQUITY FUND VI, LIMITED PARTNERSHIP By: Charlesbank Equity Fund VI GP, Limited Partnership, its General Partner
By: Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Tami E. Nason
	Name:	Tami E. Nason
	Title:	Senior Vice President and General Counsel

CB OFFSHORE EQUITY FUND VI, L.P. By: Charlesbank Equity Fund VI GP, Limited Partnership, its Managing General Partner
By: Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Tami E. Nason
	Name:	Tami E. Nason
	Title:	Senior Vice President and General Counsel

CHARLESBANK COINVESTMENT PARTNERS, LIMITED PARTNERSHIP By: Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Tami E. Nason
	Name:	Tami E. Nason
	Title:	Senior Vice President and General Counsel

CHARLESBANK EQUITY COINVESTMENT FUND VI, LIMITED PARTNERSHIP By: Charlesbank Equity Coinvestment Fund VI GP, Limited Partnership, its General Partner

By: Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Tami E. Nason
	Name:	Tami E. Nason
	Title:	Senior Vice President and General Counsel

CHARLESBANK CAPITAL PARTNERS, LLC
By:	/s/ Tami E. Nason
	Name:	Tami E. Nason
	Title:	Senior Vice President and General Counsel